GLOBO INMOBILIARIO
INCREASE POSITION IN
TOWER ONE WIRELESS CORP.
PRESS RELEASE
FOR IMMEDIATE RELEASE
January 31, 2022 – Globo Inmobiliario (“Globo”) issues this press release pursuant to Part 3.1 of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues with respect to Tower One Wireless Corp. (the “Company”).
On January 13, 2022, Globo acquired (the “Transaction”) an aggregate of 16,273,267 common shares of the Company (each, a “Share”) pursuant to a debt settlement of an aggregate of $1,039,751 owed to Globo.
Prior to the Transaction, Globo owned and controlled nil securities of the Company.
Following the Transactions, Globo owned and controlled the following securities of the Company:
•	16,273,267 Shares.
Following the Transaction, Globo directly owns and controls 16,273,267 Shares, representing 13.70% of the issued and outstanding Shares as at January 13, 2022 (based on 118,746,849 Shares issued and outstanding as of such date).
Globo holds securities of the Company for investment purposes. Depending on economic or market conditions or matters relating to the Company, Globo may choose to either acquire additional securities or dispose of securities of the Company.
For further information or to obtain a copy of the report, please contact:

Globo Inmobiliario

Per: “Juan Miguel Montoya Restrepo”
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Juan Miguel Montoya Restrepo, Authorized Signatory